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                          November 3, 2020

       Frank R. Jimenez
       Executive Vice President and General Counsel
       Raytheon Technologies Corporation
       870 Winter Street
       Waltham, MA 02451

                                                        Re: Raytheon
Technologies Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed October 29,
2020
                                                            File No. 333-249716

       Dear Mr. Jimenez:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

                                                        Please contact Edward
M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Joshua R. Cammaker,
Esq.